Exhibit 12

                             AMERITECH CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                  FOR THE FIVE YEARS ENDING DECEMBER 31, 1995
                             (Dollars in Millions)

                                             1995      1994      1993      1992      1991
                                             ----      ----      ----      ----      ----
EARNINGS
    Income before interest, income
    taxes, extraordinary item and
    cumulative effect of change in
    accounting principles................  $3,582.7  $2,189.5  $2,686.8  $2,476.9  $2,224.3
    Preferred dividends(4)...............       9.5       2.3        --        --        --
    Portion of rent expense representing
    interest.............................      66.7      63.9      65.4      65.4      71.0
    Michigan Single Business Tax.........      33.7      32.9      27.6      25.2      25.6
                                           --------  --------  --------  --------  --------
      Total Earnings(1)(2)(3)............  $3,692.6  $2,288.6  $2,779.8  $2,567.5  $2,320.9
                                           ========  ========  ========  ========  ========
FIXED CHARGES
    Interest cost........................  $  488.6  $  448.0  $  464.3  $  503.2  $  567.9
    Preferred dividends(4)...............       9.5       2.3        --        --        --
    Portion of rent expense representing
    interest.............................      66.7      63.9      65.4      65.4      71.0
                                           --------  --------  --------  --------  --------
      Total Fixed Charges................  $  564.8  $  514.2  $  529.7  $  568.6  $  638.9
                                           ========  ========  ========  ========  ========

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS..................      6.54      4.45      5.25      4.52      3.63
                                           ========  ========  ========  ========  ========

(1) The results for 1995 reflect a $134.5 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by $73.7 associated with increased force costs related to the restructuring started in 1994, as well as a $58.1 charge recorded to write down certain data processing equipment to net realizable value. Results for 1994 reflect a $728.1 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(2) Earnings are income before income taxes and fixed charges. Since the Michigan Single Business Tax ("the Tax") and rental expense have been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates as the effect on an annual basis has been insignificant.

(4) For purposes of above computation, the preferred stock dividend requirement is increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.